Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2018 and December 31, 2017 and for the Three and Six Months Ended June 30, 2018 and 2017

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)
For the Three and Six Months Ended June 30, 2018 and 2017 (in CHF)

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	Note	2018	2017	2018	2017
Research and development		(2,014,400)	(4,722,899)	(4,957,621)	(10,704,318)
General and administrative		(1,098,707)	(1,235,665)	(2,459,421)	(2,661,156)
Operating loss		(3,113,107)	(5,958,564)	(7,417,042)	(13,365,474)
Interest income		—	14,478	—	45,775
Interest expense	4	(507,230)	(410,009)	(856,157)	(831,444)
Foreign currency exchange gain/loss, net		22,376	(592,876)	(65,914)	(931,036)
Revaluation gain from derivative financial instruments	4,5	607,262	1,527,508	3,907,958	1,760,631
Transaction costs	5	(97,556)	—	(411,316)	(506,234)
Loss before tax		(3,088,255)	(5,419,463)	(4,842,471)	(13,827,782)
Income tax gain	3	8,727	8,191	17,453	16,382
Net loss attributable to owners of the Company		(3,079,528)	(5,411,272)	(4,825,018)	(13,811,400)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		804,301	55,810	1,085,102	283,637
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		(34,164)	39,985	(19,029)	59,910
Other comprehensive income/(loss), net of taxes of CHF 0		770,137	95,795	1,066,073	343,547
Total comprehensive loss attributable to owners of the Company		(2,309,391)	(5,315,477)	(3,758,945)	(13,467,853)

Basic and diluted loss per share	8	(0.50)	(1.22)	(0.82)	(3.31)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of June 30, 2018 and December 31, 2017 (in CHF)

	Note	JUNE 30, 2018	DECEMBER 31, 2017
ASSETS
Non-current assets
Property and equipment		206,591	252,899
Intangible assets		1,663,763	1,629,100
Derivative financial instruments		252,351	—
Other non-current financial assets		76,710	76,710
Total non-current assets		2,199,415	1,958,709

Current assets
Other receivables		365,694	241,281
Prepayments		480,818	652,913
Cash and cash equivalents		4,421,771	14,973,369
Total current assets		5,268,283	15,867,563

Total assets		7,467,698	17,826,272

EQUITY AND LIABILITIES
Equity
Share capital	5	122,348	19,349,556
Share premium		136,332,887	114,648,228
Foreign currency translation reserve		(52,076)	(33,047)
Accumulated deficit		(139,951,610)	(136,126,946)
Total shareholders' equity attributable to owners of the Company		(3,548,451)	(2,162,209)

Non-current liabilities
Loan	4	—	5,584,297
Derivative financial instruments	4,5	412,552	1,836,763
Employee benefits		991,188	1,962,970
Deferred tax liabilities	3	161,357	178,809
Total non-current liabilities		1,565,097	9,562,839

Current liabilities
Loan	4	3,618,095	4,542,109
Trade and other payables		2,274,747	1,200,820
Accrued expenses		3,558,210	4,682,713
Total current liabilities		9,451,052	10,425,642
Total liabilities		11,016,149	19,988,481
Total equity and liabilities		7,467,698	17,826,272

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of June 30, 2018 and 2017 (in CHF)

	ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL EQUITY
As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss		—	—	—	(13,811,400)	(13,811,400)
Other comprehensive income		—	—	59,910	283,637	343,547
Total comprehensive income/(loss)		—	—	59,910	(13,527,763)	(13,467,853)
Transactions with owners of the Company
Transaction costs		—	(397,685)	—	—	(397,685)
Share based payments	7	—	—	—	155,510	155,510
Capital increase		4,000,000	907,841	—	—	4,907,841
Balance at June 30, 2017	5	17,731,881	113,348,971	(23,634)	(125,716,556)	5,340,662
As of January 1, 2018		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)
Total comprehensive loss
Net loss		—	—	—	(4,825,018)	(4,825,018)
Other comprehensive income		—	—	(19,029)	1,085,102	1,066,073
Total comprehensive income/(loss)		—	—	(19,029)	(3,739,916)	(3,758,945)
Transactions with owners of the Company
Reorganization of group structure	5	(24,347,208)	24,347,208	—	—	—
Transaction costs	5	—	(341,226)	—	—	(341,226)
Share based payments	7	—	—	—	(84,748)	(84,748)
Capital increase	5	5,120,000	(2,321,323)	—	—	2,798,677
Balance at June 30, 2018	5	122,348	136,332,887	(52,076)	(139,951,610)	(3,548,451)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Six Months Ended June 30, 2018 and 2017 (in CHF)

	Note	SIX MONTHS ENDED JUNE 30, 2018	SIX MONTHS ENDED JUNE 30, 2017
Cash flows from operating activities
Net loss		(4,825,018)	(13,811,400)
Adjustments for:
Depreciation		46,309	64,949
Unrealized foreign currency exchange loss, net		151,775	977,209
Net interest expense/(income)		845,112	775,770
Share based payments	7	(99,772)	155,510
Transaction costs		411,316	506,234
Employee benefits		113,320	65,000
Fair value derivative financial instruments		(3,907,958)	(1,760,631)
Deferred tax gain	3	(17,453)	(16,381)
		(7,282,369)	(13,043,740)

Changes in:
Other receivables		(124,413)	14,114
Prepayments		172,095	381,826
Trade and other payables		1,073,926	(659,650)
Accrued expenses		(1,124,502)	242,094

Net cash used in operating activities		(7,285,263)	(13,065,356)

Cash flows from investing activities
Purchase of intangibles		(19,638)	(74,303)
Interest received		—	44,421
Net cash used in / from investing activities		(19,638)	(29,882)

Cash flows from financing activities
Proceeds from public offering	5	5,282,425	9,321,807
Transaction costs		(1,004,893)	(227,422)
Repayment of loan	4	(7,033,604)	—
Interest paid		(339,047)	(622,657)
Net cash from financing activities		(3,095,119)	8,471,728

Net increase/(decrease) in cash and cash equivalents		(10,400,020)	(4,623,510)
Cash and cash equivalents at beginning of the period		14,973,369	32,442,222
Net effect of currency translation on cash		(151,578)	(1,579,844)
Cash and cash equivalents at end of the period		4,421,771	26,238,868

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2018 and December 31, 2017 and for the Three and Six Months Ended June 30, 2018 and 2017 (in CHF)

1. Reporting entity

Auris Medical Holding AG, previously named Auris NewCo Holding AG, (the “Company” or “Auris NewCo”) is a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland and was established on March 13, 2018. On March 13, 2018, the Auris NewCo Holding AG merged (the “Merger”) with Auris Medical Holding AG (“Auris OldCo”), a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Merger took place following Auris OldCo shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Auris NewCo Holding AG changed its name to Auris Medical Holding AG following consummation of the Merger. Following the Merger, the Company had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, the Auris OldCo’s shareholders received one common share with a nominal value of CHF 0.02 of the Company for every 10 of our common shares held prior to the Merger, effectively resulting in a “reverse stock split” at a ratio of 10-for-1. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS”.

The Company’s registered address is Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). These condensed consolidated interim financial statements also include financial information of Auris OldCo prior to the Merger as discussed below. The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

The Group is primarily involved in the development of novel products that address important unmet medical needs in neurotology and mental health supportive care. The Group is primarily focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the treatment of antipsychotic-induced weight gain and somnolence (AM-201). This program is currently in Phase 1.

2. Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2018 and December 31, 2017 and for the three and six months ended June 30, 2018 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2017.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2017 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on August 14, 2018.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Considering reorganization / Merger

The Merger is not a business combination and is accounted for as a reorganization. Therefore, the condensed consolidated interim financial statements of the Company are a continuation of the financial information of Auris OldCo except that the condensed consolidated interim financial statements reflect a reclassification between share capital and share premium in order to reflect the share capital of Auris NewCo. For the periods prior to the Merger, in calculating loss per share, the weighted average number of shares outstanding is calculated based on the number of weighted average shares issued by Auris OldCo, adjusted for the reverse stock split ratio of 10-for-1.

Related Party Transaction

On February 9, 2018, Thomas Meyer, our Chief Executive Officer, entered into a shares transfer agreement with the Company to facilitate the rounding up of fractional shares resulting from the exchange ratio used in the Merger. Pursuant to the terms of the share transfer agreement, Mr. Meyer has committed to transfer, at no consideration, a common share to any shareholder entitled to a fraction of a common share as part of the Merger. Pursuant to the share transfer agreement, neither the Company nor Mr. Meyer will receive any compensation for this arrangement. Any expenses incurred by Mr. Meyer in connection with the transfers under such agreement were borne by the Company.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2017 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2018 reporting year. The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

Asset Purchase

On April 24, 2018, one of our subsidiaries entered into an agreement to purchase patents related to compositions for weight management and methods of reducing weight gain associated with olanzapine treatment.

3. Taxation

The Group’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	SIX MONTHS ENDED
	June 30, 2018	June 30, 2017
Deferred income tax expense	—	—
Deferred income tax gain	17,453	16,382
Total income tax gain	17,453	16,382

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2018 and 2017 is presented as follows:

	June 30, 2018	June 30, 2017
Deferred Tax liabilities
Intangible assets	(354,116)	(338,493)
Hercules Loan & Warrant	(8,377)	(61,316)
Derivative financial instrument	(19,759)	—
Total	(382,252)	(399,809)
Deferred Tax assets
Net operating loss (NOL)	220,895	219,609
Total	220,895	219,609
Deferred Tax, net	(161,357)	(180,200)

4. Loan and Warrant

On July 19, 2016 the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Company's Loan and Security Agreement with Hercules were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Loan and Security Agreement. The Company shall maintain a blocked cash account denominated in United States Dollars as a blocked account (the “Blocked Account”) as collateral for the remaining principal balance of the Secured Obligations and the End of Term Charge. The carrying value of the cash serving as collateral is CHF 3,748,995 as of June 30, 2018. The Blocked Account will be reduced on a dollar for dollar basis by the amount of such principal payments or end of term charge when such payments are received by Lender.

Following the modification of the loan to repay $5 million, a loss of CHF 334,747 was recognized in connection with the modification of the loan and transaction costs. This loss is presented in the line interest expense in the condensed consolidated interim statement of profit or loss and other comprehensive income or loss.

The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs.

Subsequent to initial recognition, the loan is measured at amortized cost using the effective interest method. Applying this method, the calculated value of the loan as of June 30, 2018 is CHF 3,618,095. Of the CHF 3,618,095 amortization payments due within the next 12 months, an amount of CHF 3,618,095 is classified as current liabilities.

In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. As of March 13, 2018, following consummation of the Merger, the warrant is exercisable for 15,673 common shares at an exercise price of $39.40 per common share. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 8,440 common shares (assuming the Company rounds up fractional common shares to the next whole common share). The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its fair value was deducted from the loan proceeds and accounted for separately as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and the changes in fair value are shown as profit or loss.

On June 30, 2018, the fair value of the warrant amounts to CHF 1,645. Therefore, the fair value decreased by the total amount of CHF 21,705 in the current year (fair value as of December 31, 2017: CHF 23,350).

5. Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2018	2017
As of January 1	48,373,890	34,329,704
Common shares issued for capital increase with a nominal value of CHF 0.40 each	12,800,000	10,000,000
Adjustment during the Merger:
Issuance of Auris NewCo Shares	6,117,388	-
Cancellation of Auris OldCo Shares	(61,173,890)	-
Shares outstanding after Merger on March 13, 2018	6,117,388	-
Total, as of June 30	6,117,388	44,329,704

All shares have a nominal value of CHF 0.02 after the Merger (respective CHF 0.40 before the Merger) and are fully paid in. As of June 30, 2018, the nominal value of the 6,117,388 issued shares amounted to CHF 122,347.76 (as of June 30, 2017, the nominal value of 44,329,704 issued shares amounted to CHF 17,731,881.60).

As of March 13, 2018, following consummation of the Merger, the number of shares were reduced by the ratio of 10 to 1 (resulting in a “reverse share split”) and the nominal value per share was reduced from CHF 0.40 to CHF 0.02. This resulted in a reduction of share capital and in a concurrent increase in share premium, totaling to CHF 24,347,208, presented in the statement of changes in equity in the line reorganization of group structure.

Equity Offerings

On July 17, 2018 the Company completed a public offering of 17,948,717 common shares with a nominal value of CHF 0.02 each, Series A warrants each entitling its holder to purchase 0.35 of a common share and for an aggregate of 6,282,050 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 4,487,179 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants is CHF 0.39. The net proceeds to us from the July 2018 Registered Offering were approximately $6.2 million (or $7.2 million if the underwriters exercise in full their over-allotment option), after deducting underwriting discounts and other offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 2,692,307 additional common shares and/or additional Series A warrants to purchase up to 942,307 common shares and/or additional Series B warrants to purchase up to 673,076 common shares. As of August 14, 2018, the underwriters have not exercised their over-allotment option.

The Company had transaction costs amounting to CHF 743,727. The transactions costs were recorded as CHF 648,711 in equity for the issuance of the common shares and CHF 95,016 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

On May 2, 2018 the Company entered into the 2018 Commitment Purchase Agreement and the 2018 Registration Rights Agreement with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaces the 2017 Commitment Purchase Agreement, which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 common shares and prior to its termination, the Company had issued an aggregate of 2,600,000 common shares for aggregate proceeds of $1.8 million to LPC under the 2017 Commitment Purchase Agreement.

The Company had transaction costs amounting to CHF 349,907. The payment of CHF 252,351 in order to give the Company the option to require LPC to purchase common shares was recorded as a derivative financial instrument and classified as a non-current asset, and CHF 97,556 to finance expense in the statement of profit or loss and comprehensive loss.

On January 30, 2018, the Company completed a public offering of 12,499,999 common shares with a nominal value of CHF 0.40 each and concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 750,002 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of $5.00 per common share.

The Company had transaction costs amounting to CHF 654,985. The transaction costs were recorded as CHF 341,226 in equity for the issuance of the common shares and CHF 313,760 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

As of June 30, 2018 the fair value of the warrants issued in the January 2018 Registered Offering amounted to CHF 314,141. Since its initial recognition, the fair value of these warrants has decreased by CHF 2,169,606, resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On October 10, 2017 the Company entered into a purchase agreement and a registration rights agreement with Lincoln Park Capital Fund, LLC. Pursuant to the purchase agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the purchase agreement. On January 23, 2018, the Company issued 300,000 of our common shares to LCP for an aggregate amount of CHF 136,077 under the purchase agreement.

On February 21, 2017, in connection with a public offering of 12,499,000 common shares, the Company issued 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $ 1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants, of which the underwriter partially exercised its option for 1,350,000 warrants. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issuable in the 2017 offering were exercisable for an aggregate of 794,000 common shares, at an exercise price of $12.00 per common share. As of June 30, 2018 the fair value of the warrants amounted to CHF 96,766. The revaluation gain of the derivative for the six months ended June 30, 2018 amounted to CHF 1,716,647, which is an increase of CHF 16,525 when comparing to the same period in 2017. Since its initial recognition, the fair value decreased by CHF 4,993,697, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,090,463).

Issue of common shares upon exercise of options

During the six months ended June 30, 2018, no options were exercised.

Controlled Equity Offering

On June 1, 2016, the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald, pursuant to which we might have offered and sold from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to $35 million through Cantor. In the first quarter of 2018, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement. The Controlled Equity Offering program terminated upon consummation of the Merger on March 13, 2018.

6. Employee benefits

	SIX MONTHS ENDED
	JUNE 30, 2018	JUNE 30, 2017
Salaries	1,469,707	2,038,138
Pension costs	202,756	184,924
Share based compensation expense	(99,772)	155,510
Other employee costs and social benefits	213,082	245,593
Total employee benefits	1,785,773	2,624,164

7. Share based payments

Share based compensation net gain of CHF 84,748 was recognized for the six months ended June 30, 2018. Share based compensation gain related to employee stock options amounted to CHF 99,772 for the six months ended June 30, 2018 due to forfeiture of options related to the reduction in headcount (for the six months ended June 30, 2017 a loss of CHF 155,510).
Share based compensation expense of CHF 15,024 related to the purchase of intangibles was recognized for the six months ended June 30, 2018.A total of 371,893 options were granted in the six months ended June 30, 2018. The exercise price of the options granted is US$ 1.579 per share. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2017.

8. Loss per share

	THREE MONTHS ENDED			SIX MONTHS ENDED
	June 30, 2018	June 30, 2017		June 30, 2018	June 30, 2017
Loss attributable to owners of the Company	(3,079,528)	(5,411,272)		(4,825,018)	(13,811,400)
Weighted average number of shares outstanding	6,117,389	4,432,970		5,898,278	4,171,859
Basic and diluted loss per share	(0.50)	(1.22	)*	(0.82)	(3.31	)*

*The basic and diluted loss per share for the three and six months ended June 30, 2017 is revised to reflect the reverse-split ratio of 10 to 1 following the Merger on March 13, 2018.

 For the three and six months ended June 30, 2018 and June 30, 2017 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company had 438,050 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2018 and June 30, 2018 was 280,472 (128,510 for the period between January 1, 2017 and June 30, 2017).

9. Events after the Reporting Period

On July 17, 2018 we completed a public offering of 17,948,717 common shares with a nominal value of CHF 0.02 each, 6,282,050 Series A warrants entitling its holder to purchase a common share and 4,487,179 Series B warrants entitling its holder to purchase a common share. The net proceeds to us from the July 2018 Registered Offering were approximately USD 6.2 million (or USD7.2 million if the underwriters exercise in full their over-allotment option), after deducting underwriting discounts and other offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 2,692,307 additional common shares and/or additional Series A warrants to purchase up to 942,307 common shares and/or additional Series B warrants to purchase up to 673,076 common shares. As of August 14, 2018, the underwriters have not exercised their right to purchase any Over-Allotment Warrants.

As of July 17, 2018, the nominal value of the 24,066,105 issued common shares amounted to CHF 481,322.10. All common shares have a nominal value of CHF 0.02 and are fully paid in.